Exhibit 11.1
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
The following information sets forth the computation of basic and diluted net increase in stockholders’ equity per share resulting from operations for the period April 1, 2013 through March 31, 2014

Numerator for increase in net assets per share — basic:	$270,872,275
Denominator for basic weighted average shares:	222,800,255
Earnings (loss) per share — basic:	$1.21
Numerator for increase in net assets per share — diluted:	$281,010,114
Denominator for diluted weighted average shares:	237,348,355
Earnings per share — diluted:	$1.18	*
* In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the fiscal year ended March 31, 2014, there was no anti-dilution.